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UNI[T]
SECURITIES AND [E]
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 15543

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING___1/1/2011_____ AND ENDING___12/31/2011_____
                                        MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Boenning & Scattergood, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

4 Tower Bridge   200 Barr Harbor Drive   Suite 300
                                (No. and Street)

West Conshohocken   PA   19428-2979
        (City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Dale R. Weigand   610-684-5416
                                              (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Kreischer Miller

        (Name – if individual, state last, first, middle name)

100 Witmer Road, Suite 350   Horsham   PA   19044-2369
      (Address)   (City)   (State)   (Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)



OATH OR AFFIRMATION

I, __Dale R. Weigand_____ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of __Boenning & Scattergood, Inc._____ , as of __December 31_____ , 20 _11___ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

COMMONWEALTH OF PENNSYLVANIA
Notarial Seal
Carol Scicchitano, Notary Public
City of Philadelphia, Philadelphia County
My Commission Expires Sept. 30, 2012
Member, Pennsylvania Association of Notaries

_____
Signature

__Chief Financial Officer_____
Title

Notary Public

This report ** contains (check all applicable boxes):
- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Kreischer Miller

PEOPLE | IDEAS | SOLUTIONS

BOENNING & SCATTERGOOD, INC.

Statement of Financial Condition

December 31, 2011

BOENNING & SCATTERGOOD, INC.
December 31, 2011

CONTENTS



Independent Auditors' Report

The Stockholder and Board of Directors
Boenning & Scattergood, Inc.
West Conshohocken, Pennsylvania

We have audited the accompanying statement of financial condition of Boenning & Scattergood, Inc. ("the Company") as of December 31, 2011 that is filed pursuant to Rule 17a-5 under the Securities and Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly in all material respects, the financial position of Boenning & Scattergood, Inc. as of December 31, 2011, in conformity with accounting principles generally accepted in the United States of America.

Kreischer Miller

Horsham, Pennsylvania
February 27, 2012

BOENNING & SCATTERGOOD, INC.

Statement of Financial Condition
December 31, 2011

ASSETS

Cash and cash equivalents	$	103,335
Receivables:		
Clearing broker, net		962,447
Parent company		2,004,425
Customers and other		622,373
Securities owned, at fair value		6,360,322
Cash surrender value of life insurance		364,745
Deposit with clearing broker		100,000
Leasehold improvements, net		175,342
Goodwill		428,595
Employee advances		208,607
Deposits and other prepaid expenses		527,942
Total assets	$	11,858,133

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities:		
Securities sold, not yet purchased, at fair value	$	374,257
Accounts payable		240,894
Accrued expenses		3,051,199
Total liabilities		3,666,350
Common stock, $.0625 par value; 50,000		
shares authorized, 4,065 shares issued an 3,897 shares outstanding		254
Additional paid-in capital		1,566,816
Retained earnings		7,038,677
Treasury stock, at cost, 168 shares		(413,964)
Total stockholder's equity		8,191,783
	$	11,858,133

See accompanying notes to financial statement.

BOENNING & SCATTERGOOD, INC.

Notes to Financial Statement
December 31, 2011

(1) Nature of Business

Boenning & Scattergood, Inc. ("the Company") is a duly registered broker-dealer and investment advisor with the Securities and Exchange Commission ("SEC") and is a registered broker-dealer with the Financial Industry Regulatory Authority ("FINRA"). The Company operates under the 1914 Advisors name for its investment advisory business.

The Company is a wholly owned subsidiary of Boenning & Scattergood Holdings, Inc. ("Holdings" or "the Parent").

The Company operates under the provisions of Paragraph (k)(2)(ii) of Rule 15c3-3 of the Securities Exchange Act of 1934 and, accordingly, is exempt from the remaining provisions of that rule. The Company executes and clears its customer securities transactions on a fully disclosed basis with a single clearing broker. The clearing broker carries all of the accounts of the customers and maintains and preserves all related books and records as are customarily kept by a clearing broker.

The Company, like other broker-dealers and investment advisors, is directly affected by general economic and market conditions, including fluctuations in volume and price level of securities, and changes in interest rates and securities brokerage services, all of which have an impact on the Company's liquidity.

(2) Summary of Significant Accounting Policies

Cash Equivalents

Short term investments and other highly liquid instruments, including money market funds, are considered to be cash equivalents.

Securities Owned and Securities Sold, Not Yet Purchased, at Fair Value

Proprietary securities transactions are recorded on the trade date. Profit or loss arising from all securities transactions entered into for the account and risk of the Company are recorded on the trade date basis.

The Company may sell a security it does not own. When the Company sells a security short, it must borrow the security sold short and deliver it to the broker-dealer through which it made the short sale. A gain, limited to the price at which the Company sold the security short, or a loss, unlimited in size will be realized upon the Company purchasing the security to cover the short sale.

Continued...

(2) Summary of Significant Accounting Policies, Continued

Securities Owned and Securities Sold, Not Yet Purchased, at Fair Value, Continued

Securities are recorded at fair value in accordance with Financial Accounting Standards Board ("FASB") *Accounting Standards Codification* ("ASC") 820, *Fair Value Measurements and Disclosures.*

All securities owned are pledged to the clearing broker on terms which permit the clearing broker to sell or repledge the securities to others subject to certain limitations.

Cash Surrender Value of Life Insurance

Cash surrender value of life insurance represents the Company's equity in whole life policies on certain officers and employees of the Company.

Leasehold Improvements

Leasehold improvements are stated at cost. Leasehold improvements are amortized over the shorter of the lease term or the estimated useful lives of the assets, which generally range from two to nine years. Betterments and renewals, which extend useful lives or capacities of the leasehold improvements, are capitalized.

Goodwill

The Company evaluates the carrying value of goodwill during the fourth quarter of each year and between annual evaluations if events occur or circumstances change that would more-likely-than-not reduce the fair value of the reporting unit below its carrying amount. Such circumstances could include, but are not limited to (1) a significant adverse change in legal factors or in business climate, (2) unanticipated competition, or (3) and adverse action or assessment by a regulator. When evaluating whether goodwill is impaired, the Company compares the fair value of the reporting unit to which the goodwill is assigned to the reporting unit's carrying amount, including goodwill. The fair value of the reporting unit is estimated using a combination of the income and discounted cash flow methods, as further described in Note 3. If the carrying amount of a reporting unit exceeds its fair value, then the amount of the impairment loss must be measured. The impairment loss would be calculated by comparing the implied fair value of reporting unit goodwill to its carrying amount. An impairment loss would be recognized when the carrying amount of goodwill exceeds its implied fair value.

Continued...

BOENNING & SCATTERGOOD, INC.

(2) **Summary of Significant Accounting Policies, Continued**

Goodwill, Continued

The carrying amount of goodwill, and cumulative impairment losses at December 31, 2011, are as follows:

Goodwill	$ 500,000
Cummulative impairment losses	(71,405)
Goodwill, December 31	$ 428,595

There was no goodwill acquired or impairment loss recognized during the year ended December 31, 2011.

Employee Advances

From time to time, the Company makes advances to employees. These advances are unsecured and may be forgiven by the Company, as long as the respective employee satisfies certain criteria, as specified in his or her advance agreement. At December 31, 2011, advances to employees were $208,607.

Income Taxes

The Company is a wholly-owned subsidiary of Holdings. During 2007, the stockholder elected that the Company be taxed as an S corporation under the applicable provisions of federal and state law. Holdings is also taxed as an S corporation. Accordingly, the stockholders of Holdings are individually liable for the taxes on their respective shares of the Company's and Holdings' income or loss.

FASB ASC 740, *Income Taxes*, is the authoritative pronouncement on accounting for and reporting income tax liabilities and expense. FASB ASC 740 prescribes a more-likely-than-not recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken. In addition, FASB ASC 740 provides guidance on derecognition, classification and disclosure.

Continued...

(2) Summary of Significant Accounting Policies, Continued

Income Taxes, Continued

The Company files consolidated income tax returns with Holdings in the U.S. federal jurisdiction, and various other state jurisdictions. With few exceptions, the Company is no longer subject to U.S. federal, or state and local income tax examinations by tax authorities for years before 2008. It is difficult to predict the final timing and resolution of any particular uncertain tax position. Based on the Management's assessment of many factors, including past experience and complex judgments about future events, Management does not currently anticipate significant changes in its uncertain tax positions over the next 12 months.

While not required to do so, the Company generally makes periodic distributions to the Parent for federal and state income taxes.

Concentrations of Credit Risk

Financial instruments that potentially expose the Company to concentrations of credit risk consist principally of cash and cash equivalents, receivable balances, cash surrender value of life insurance, and receivables from the Parent. The Company principally utilizes national banks and the clearing broker to maintain its operating cash accounts and temporary cash investments. At certain times, such balances may be in excess of the FDIC and SIPC insurance limits. The Company provides services to its customers under contractual arrangements. The Company records reserves at levels considered by management to be adequate to absorb estimates of probable future losses (uncollectable accounts) existing at the statement of financial condition date. These reserves are based on estimates, and ultimate losses may differ from these estimates. At December 31, 2011, there was no reserve for uncollectable receivables. The Company purchases life insurance with cash surrender value from multiple insurance companies. At December 31, 2011, the total cash surrender value of life insurance policies with three companies was approximately $199,000, $160,000 and $6,000, respectively. Amounts receivable from the Parent are unsecured.

The Company is engaged in various trading and brokerage activities in which its counterparties primarily include broker-dealers, banks, and other financial institutions. In the event the counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of its counterparties.

Continued...

_____

(2) Summary of Significant Accounting Policies, Continued

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results may differ from those estimates.

Subsequent Events

Management has evaluated subsequent events through February 27, 2012, which is the date the financial statement was available to be issued.

(3) Fair Value Measurements

FASB ASC 820 defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles and expands disclosures about fair value measurements.

Various inputs may be used to determine the value of the Company's financial assets and liabilities. These inputs are summarized in three broad levels listed below. The input levels or methodologies used for valuing financial assets and liabilities are not necessarily an indication of the risk associated with those financial assets and liabilities.

Level 1: Quoted prices in active markets for identical financial assets and liabilities

Level 2: Observable inputs other than level 1 quoted prices

Level 3: Unobservable inputs

Observable inputs are inputs that other market participants may use in pricing a financial asset or liability. These may include quoted prices for similar assets and liabilities, interest rates, prepayment speeds, credit risk and others. The determination of what constitutes observable inputs requires judgment by management of the Company.

In situations where quoted prices or observable inputs are unavailable or deemed less relevant (for example, when there is little or no market activity for an asset or liability at the end of the period), unobservable inputs may be used. Unobservable inputs reflect the Company's own assumptions about the factors market participants would use in pricing an asset or liability, and would be based upon available information.

Continued...

BOENNING & SCATTERGOOD, INC.

Notes to Financial Statement
December 31, 2011

(3)   **Fair Value Measurements, Continued**

For the year ended December 31, 2011, the application of valuation techniques applied to similar assets and liabilities has been consistent. The following is a description of the valuation methodologies used for instruments measured at fair value:

Common and Preferred Stock

The Company's investment in common and preferred stock is generally valued using quoted market prices for identical securities.

Corporate Debt Obligations

The fair value of corporate bonds is estimated using recently executed transactions, market price quotations (where observable), bond spreads, or credit default swap spreads. The spread data used are for approximately the same maturity and credit quality as the bond. When observable price quotations are not available, fair value is determined based on cash flow models with yield curves and bond spreads.

Municipal Obligations

The fair value of municipal bonds is estimated using recently executed transactions, market price quotations and pricing models that factor in, where applicable, interest rates, bond or credit default swap spreads and volatility.

Warrants

The fair value of warrants is estimated using a Black-Scholes model with volatility factors based on the volatility of the underlying common stock prices of the warrants' issuers.

Continued...

BOENNING & SCATTERGOOD, INC.

Notes to Financial Statement
December 31, 2011

(3) Fair Value Measurements, Continued

The table below presents the balances of assets and liabilities measured at fair value on a recurring basis at December 31, 2011:

Description	Level 1	Level 2	Level 3	Total
Securities owned:				
Common stock, financial sector	$ 1,212,842	$ 80,305	$ -	$ 1,293,147
Preferred stock:				
Financial sector	188,660	-	-	188,660
Telecommunication services sector	223,681	-	-	223,681
Corporate debt obligations:				
Investment grade	-	2,599,178	-	2,599,178
Other **	-	847,311	-	847,311
Municipal obligations:				
Investment grade	-	1,193,001	-	1,193,001
Other **	-	15,344	-	15,344
Warrants	-	-	-	-
Total securities owned	$ 1,625,183	$ 4,735,139	$ -	$ 6,360,322
Securities sold, not yet purchased				
Common stock, financial sector	$ 94,216	$ -	$ -	$ 94,216
Corporate debt obligations, investment grade	-	270,132	-	270,132
Municipal obligations, investment grade	-	9,909	-	9,909
Total securities sold, not yet purchased	$ 94,216	$ 280,041	$ -	$ 374,257

** Includes securities with a Standard and Poor's rating lower than BBB- at December 31, 2011 or securities not rated by Standard and Poor's.

The Company measures goodwill at fair value on a nonrecurring basis. Goodwill is considered a level 3 asset at December 31, 2011. The fair value of goodwill was calculated based upon discounted cash flow projections. These projections incorporate management's assumptions about future cash flows based upon past experience and future expectations. The expected cash flows are then discounted using a discount rate that the Company believes is commensurate with the risks involved.

(4) Leasehold Improvements

Leasehold improvements are summarized as follows:

Leasehold improvements	$ 404,152
Accumulated amortization	(228,810)
	$ 175,342

BOENNING & SCATTERGOOD, INC.

Notes to Financial Statement
December 31, 2011

(5) Receivable from and Payable to Clearing Broker

FASB ASC 210, *Balance Sheet*, provides that a right of set-off exists when certain conditions are met. Management has determined that right of set-off exists for amounts receivable from and payable to the clearing broker, and has presented these amounts net in the accompanying statement of financial condition. Receivable from and payable to clearing broker at December 31, 2011, consist of the following:

	Receivable (Payable)
Commissions receivable from clearing broker	$ 1,003,590
Cash held at clearing broker	5,031,000
Receivable for income earned	896,268
Margin loan	(5,772,727)
Fees payable to clearing broker	(195,684)
Net receivable from clearing broker	$ 962,447

The Company clears its proprietary and customer transactions through another broker dealer on a fully disclosed basis. The commission receivable and fees payable to the clearing broker relates to the aforementioned transactions and are collateralized by all cash and securities that the Company maintains with the clearing broker. The Company also maintains a clearing deposit of $100,000 with the clearing broker.

The Company carries its securities owned and securities sold, not yet purchased with the clearing broker. The clearing broker finances the Company's inventory under normal margin terms. The margin requirement at December 31, 2011 was approximately $1,451,000 and is included in the cash held at clearing broker above. The Company pays interest on the margin loan at the clearing broker's call rate (2.00% at December 31, 2011). The Company also receives interest on the cash held at the clearing broker's call rate.

(6) 401(k) Savings and Profit Sharing Plan

The Company sponsors a 401(k) and profit sharing plan covering all employees who have attained specified age and length of service requirements. Employees of the Company may elect to make contributions pursuant to a salary reduction agreement. Profit sharing contributions may be made to the plan at the discretion of the management of the Company.

BOENNING & SCATTERGOOD, INC.

Notes to Financial Statement
December 31, 2011

---

(7) Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined in SEC Rule 15c3-1, shall not exceed 15 to 1. At December 31, 2011, the Company had regulatory net capital of $3,295,136, which was $2,690,636 in excess of its required net capital of $604,500. The Company's aggregate indebtedness was $3,292,093; the percentage aggregate indebtedness to net capital was 99.91%.

The Company is an introducing broker-dealer who clears all transactions with and for customers on a fully disclosed basis with a clearing broker. This allows the Company to claim an exemption from SEC Rule 15c3-3 under subparagraph (k)(2)(ii).

(8) Commitments and Contingent Liabilities

Leases

The Company leases office space and office equipment under operating leases that expire at various dates through 2015. Annual minimum lease payments required, including the leases described in Note 9 to the financial statement, under these leases as of December 31, 2011 are:

Year Ending December 31,	Amount
2012	$ 2,576,118
2013	$ 1,611,385
2014	$ 77,192
2015	$ 9,400

Underwriting Commitments

In the normal course of business, the Company enters into underwriting commitments. At times, the Company is required to make a good faith deposit on an underwriting. At December 31, 2011, there were no outstanding good faith deposits.

Agreement with Clearing Broker

The Company has entered in to an agreement with the clearing broker to carry the proprietary accounts of the Company, the cash, securities and margin accounts of the customers of the Company and to clear securities transactions on a fully disclosed basis for such accounts. The contract expires in 2014 and includes an early termination fee ranging from $1,100,000 should the agreement be terminated in 2012, to $300,000 should the agreement be terminated in 2014.

Continued...

(8) **Commitments and Contingent Liabilities, Continued**

Litigation and Regulation

From time to time, the Company is involved in legal proceedings in the ordinary course of business. In January 2012, the Company settled a customer claim for $300,000, which is included in accrued expenses at December 31, 2011. Management believes that the resolution of any remaining legal proceedings will not have a material adverse effect on the financial condition or the results of operations of the Company.

In the ordinary course of its business, the Company is subject to routine regulatory examinations. Management believes that these examinations will not have a material adverse effect on the financial condition or the results of operations of the Company.

Indemnifications

In the normal course of business, the Company may indemnify and guarantee certain service providers, such as the clearing broker, against potential losses in connection with their acting as an agent or, providing services to, the Company. The maximum potential amount of future payments that the Company may be required to make under these indemnifications cannot be reasonably estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded a contingent liability in the financial statement for these indemnifications.

(9) **Intercompany Transactions**

The Company leases furniture and equipment from the Parent under an operating lease agreement.

The Company has advanced funds to its Parent. These advances are noninterest bearing and there are no scheduled repayment terms. Total receivable from Parent as of December 31, 2011 was $2,004,425.

(10) **Trading Activities and Related Risks**

In the normal course of business, the Company is a party to financial instruments with off balance sheet risk. These financial instruments may include outstanding delayed delivery, underwriting, futures commitments and options contracts that involve elements of risks in excess of the amounts recognized in the statement of financial condition. These contracts are entered into as part of the Company's market risk management trading and financing activities. These contracts are valued at fair value, and unrealized gains and losses are reflected in the financial statement.

Continued...

BOENNING & SCATTERGOOD, INC.

Notes to Financial Statement
December 31, 2011

(10) Trading Activities and Related Risks, Continued

Additionally, in the normal course of business, the Company enters into financial transactions where there is risk of potential loss due to changes in fair value ("market risk") or failure of the other party to the transaction to perform ("credit risk").

Market risk is the potential change in fair value caused by fluctuations in market prices of an underlying financial instrument. Subsequent market fluctuations may require selling securities owned at prices that differ from the fair values reflected in the statement of financial condition. Market risk is directly impacted by the volatility and liquidity in the markets in which financial instruments are traded. The Company seeks to control such market risk by measuring and monitoring its risk limits on a regular basis.

Credit risk is the possibility that a loss may occur due to the failure of counterparty to perform according to the terms of the contract. A significant portion of the Company's assets are dependent upon the credit worthiness of the Company's clearing organization. The Company monitors its exposure to these credit risks on a regular basis.

The Company also engages in activities involving the execution of various securities transactions for the benefit of customers. These services are provided on fully disclosed basis. These activities may expose the Company to credit risk including off-balance sheet and market risks in the event client or counterparty is unable to fulfill its contractual obligation. Volatile or illiquid trading markets may increase the Company's risk.